Exhibit (a)(1)(xiv)

BCC:	[Optionee]

FROM:	[HR Partner]

SUBJECT:	Important Reminder – Exchange Offer

DATE:	November 3, 2009

As a follow up to the email you received from Doug Bergeron on October 8, our records indicate you have not yet logged into the Option Exchange website to review the materials provided. If you would like to review the offer materials, please be sure to log on and do so before the Option Exchange period ends.

Please note, the Exchange period closes at 9 p.m. US Eastern time, this Friday, November 6, 2009.

Please advise the equity team at i_equityteam@verifone.com if you have any difficulties in accessing the site or questions related to the exchange.